

August 8, 2013

Via E-mail
Robert W. Manly, IV
Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

> **Re: Smithfield Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A (Revised)**
> **Filed July 26, 2013**
> **File No. 001-15321**

Dear Mr. Manly:

We have reviewed your responses to the comments in our letter dated July 15, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Legal Proceedings Regarding the Merger, page 7

1. Please provide us with copies of the complaint related to the proposed transaction.

The Merger Proposal, page 27

Background of the Merger, page 28

2. We note your response to our prior comment 4 and reissue in part. Please revise your Background of the Merger section to include a brief discussion of your negotiations with respect to the proposed joint delisting takeover referenced in your response to us, and a brief discussion of the reasons for terminating the negotiations.

Opinion of Smithfield's Financial Advisor, page 43

General, page 49

3. Please revise to also disclose any other compensation Barclays has received from you during the last two years. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Selected Comparable Company Analysis, page 45

4. On page 45, you state that Barclays believed that, of the selected comparable companies, Tyson Foods, Inc. was the most similar to you. Please describe the basis of this belief and whether the results of Barclays' analysis of Tysons Foods, Inc. were weighted more heavily in the selected comparable company analysis.

Selected Precedent Transaction Analysis, page 46

5. Please clarify the criteria used for selecting the transactions for this analysis so that investors can understand why more recent transactions may not have fit the criteria or advise.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Patrick J. Naughton, Esq.
        Simpson Thacher & Bartlett LLP